UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Ming Shing Group Holdings Limited

(Name of Issuer)

Ordinary Shares, US$0.0005 par value

(Title of Class of Securities)

G61440106

(CUSIP Number)

Chi Ming Lam

8/F, Cheong Tai Factory Building

16 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(852) 2370-3788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G61440106	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chi Ming Lam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
☐
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,250,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
11,250,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. G61440106	SCHEDULE 13D	Page 3 of 5

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the US$0.0005 par value ordinary shares (the “Ordinary Shares”) of Ming Shing Group Holdings Limited, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive office of the Issuer is 8/F, Cheong Tai Factory Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

Item 2.	Identity and Background

(a)	This statement on Schedule 13D is being filed by Mr. Chi Ming Lam, the holder of 11,250,000 ordinary shares of the Issuer (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 8/F, Cheong Tai Factory Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

(c)	The Reporting Person’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Person became the beneficial owner of 11,250,000 Ordinary Shares of the Issuer on December 5, 2022.

On August 2, 2022, the Issuer was incorporated in the Cayman Islands and issued 1 ordinary share at par value of US$1 to Ogier Global Subscriber (Cayman) Limited. On August 17 2022, Ogier Global Subscriber (Cayman) Limited transferred 1 ordinary share to Mr. Chi Ming Lam and on the same day, the Issuer issued 49,999 ordinary shares at par value of US$1 to Mr. Chi Ming Lam. On August 17, 2022, MS (HK) Construction Engineering Limited (“MSC”) was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Issuer. On November 25, 2022, MSC entered into share exchange agreements with the Issuer and Mr. Chi Ming Lam. Pursuant to the share exchange agreements, the Issuer issued 11,249 ordinary shares at par value of US$1 to Mr. Chi Ming Lam in exchange of 100% ownership of MS (HK) Engineering Limited and MS Engineering Co., Limited via MSC. Upon completion of the above share exchange, MS (HK) Engineering Limited and MS Engineering Co., Limited became direct wholly-owned subsidiaries of MSC. On November 25, 2022, Mr. Chi Ming Lam proposed to surrender 49,999 shares to the Issuer for cancellation, and the Issuer approved the surrender and cancellation of such shares on the same day. On December 5, 2022, Mr. Chi Ming Lam, the then sole shareholder of our Issuer resolved and approved a subdivision of each of the issued and unissued shares with a par value of USD1 each into 2,000 shares with a par value of USD0.0005 each as part of the Issuer’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Issuer became USD50,000 divided into 100,000,000 ordinary shares with a par value of USD0.0005 each, of which 22,500,000 Ordinary Shares were held by Mr. Chi Ming Lam. Mr. Chi Ming Lam proposed to surrender 6,450,000 shares to the Issuer for cancellation, and the Issuer approved the surrender and cancellation of such shares on December 5, 2022. Mr. Chi Ming Lam proposed to surrender 2,925,000 shares to the Issuer for cancellation, and the Issuer approved the surrender and cancellation of such shares on June 2, 2023. Mr. Chi Ming Lam proposed to surrender 375,000 shares to the Issuer for cancellation, and the Issuer approved the surrender and cancellation of such shares on June 12, 2023. Mr. Chi Ming Lam proposed to surrender 1,500,000 shares to the Issuer for cancellation, and the Issuer approved the surrender and cancellation of such shares on June 15, 2023. Subsequently, Mr. Chi Ming Lam holds 11,250,000 Ordinary Shares of the Issuer with a par value of USD0.0005.

CUSIP No. G61440106	SCHEDULE 13D	Page 4 of 5

Item 4.	Purpose of Transaction

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Person is the Company’s Chief Executive Officer and Chairman as of the date of this filing. Mr. Lam consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, the Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including a sale of 500,000 shares pursuant to the resale prospectus, as described and included in the company’s registration statement on Form F-1, originally filed on June 23, 2023, and thereafter as amended.

Except as set forth in this Item 4 or in Item 3, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 11 and 13 of the cover pages to this Schedule 13D are incorporated therein.

(b)	The responses to Items 7 to 10 of the cover pages to this Schedule 13D are incorporated therein.

(c)	The Reporting Person has not entered into any transaction in the Ordinary Shares during the sixty days immediately prior to the filing of this Schedule 13D.

(d)	As of the date of filing of this Schedule 13D, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Ordinary Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of filing of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. G61440106	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2024

By:	/s/ Chi Ming Lam
Name:	Chi Ming Lam